Filed pursuant to Rule 425 and deemed filed pursuant to Rule 14a-12

Filing Person:  Health Care Property Investors, Inc.

Subject Company: CNL Retirement Properties, Inc.

File Number:  000-32607

The following is the transcript of a video that will be made available to the employees of Health Care Property Investors Inc.

Retirement Changes VNR

VO: Since 2002 CNL Retirement Properties’ Associates have been busy....busy acquiring 90% of their existing portfolio and becoming one of the largest REITs in the sector. Now, in the largest transaction in healthcare REIT history, these Associates will join with Health Care Property Investors to create an industry leader. It’s a transaction that’s making history.

Shots of HCP properties mixed in with shots of CRP properties. Show HCP website

OC: “It’s the biggest in Orlando history. It’s the biggest in our space, the health care REIT space, and it’s with the biggest REIT out there. So it takes the biggest REIT times two and it’s exciting is what it is.”

Stuart Beebe on camera 01:03:02-01:03:16 Super: Stuart Beebe CEO and President CNL Retirement Properties, Inc.

OC: “We were really familiar with the quality of real estate in the company. That was well known to us and quite frankly was one of the principle drivers in our interest in the property, What was less well know to us, and only come out of the last several weeks of due diligence, was the quality of the associates here. Quite frankly a lot of what happens here we will learn from at HCP. The quality of the professionals here, the systems, the IT, the asset management. We can do a better job by going to school with the CNL Associates than what we presently have. So that’s added icing on the cake from our stand point.”

James Flaherty on camera 01:00:48-01:01:21 Super: James Flaherty Chairman and CEO Health Care Properties, Inc.

OC: “To the associates that have worked so hard over the last three to four years it really is a validation, not just of the sales team and being able to raise the capital, but of this team being able to invest that capital wisely and so we’re really excited for the investors. We think all of our Associates deserve a big congratulations for a great job.”

Phil Anderson on camera 01:07:08-01:07:31 Super: Phil Anderson COO and Ex. VP CNL Retirement Properties, Inc.

OC: Because the two companies are coming together with the financial clout we have, with the balance sheet we have, we actually control our own destiny and that’s very exciting.”	James Flaherty on camera 01:02:22-01:02:30

Announcer tags out

[END OF TRANSCRIPT]

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, which include statements regarding the consummation of the merger and the expected timing of such consummation, the expected aggregate value of the combined company, implementation and execution of Health Care Property Investors, Inc.’s (HCP) strategies, expected cash flows and future growth for the combined company and the prospects generally of the combined company, are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These include risks and uncertainties with respect to the ability of HCP to obtain financing necessary to consummate the acquisition or on acceptable terms; the ability of HCP to integrate the acquired companies or to preserve the goodwill of the acquired companies; the ability to achieve benefits from the acquisition; competition for the acquisition and financing of healthcare facilities; competition for lessees and mortgagors (including new leases and mortgages and the renewal or rollover of existing leases); continuing operational difficulties in the skilled nursing and assisted living sectors; CNL Retirement Properties, Inc.’s (CRP) and HCP’s ability to acquire, sell or lease facilities and the timing of acquisitions, sales and leasings; changes in healthcare laws and regulations and other changes in the healthcare industry which affect the operations of CRP’s or HCP’s lessees or mortgagors; changes in management; costs of compliance with building regulations; changes in tax laws and regulations; changes in the financial position of CRP’s or HCP’s lessees and mortgagors; changes in rules governing financial reporting, including new accounting pronouncements; and changes in economic conditions, including changes in interest rates and the availability and cost of capital, which affect opportunities for profitable investments. Some of these risks, and other risks, are described from time to time in CRP’s and HCP’s Securities and Exchange Commission (SEC) filings.

This communication is being made in respect of the proposed merger transaction involving HCP and CRP. In connection with the proposed merger, HCP will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus for stockholders of CRP and other documents regarding the proposed transaction, and CRP will file with the SEC a proxy statement for stockholders of CRP and other documents regarding the proposed transaction. CRP STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Once filed, the registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s website, www.sec.gov. The final proxy statement/prospectus will be mailed to CRP stockholders. You will also be able to obtain the proxy statement/prospectus and other documents free of charge at HCP’s website at www.hcpi.com or CRP’s website www.cnlretirement.com/retirementprop/ or by contacting CNL Client Services at 1-800-650-0650.

HCP, CRP and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect to the proposed transaction. Information regarding HCP’s directors and executive officers is available in HCP’s proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on April 10, 2006, and information regarding CRP’s directors and executive officers is available in CRP’s current report on Form 10-K/A, which was filed with the SEC on April 28, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.